SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Hycroft Mining Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 27,493,079*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,493,079*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,493,079*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
(14)	TYPE OF REPORTING PERSON IN

 *         Reflects beneficial ownership as the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital; Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC; and Mudrick GP, the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 212,316,562 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2022 (the “Outstanding HYMC Shares”), and (ii) 12,545,963 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

2

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 27,493,079*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,493,079*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,493,079*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
(14)	TYPE OF REPORTING PERSON IA

*          Reflects beneficial ownership as the investment manager of the Mudrick Funds.

**       The calculation is based on 212,316,562 shares of HYMC Common Stock (as defined herein) outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 12,545,963 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

3

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 27,493,079*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,493,079*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,493,079*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Capital (as defined herein).

**       The calculation is based on 212,316,562 shares of HYMC Common Stock (as defined herein) outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 12,545,963 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

4

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,335,991*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,335,991*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,335,991*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects (i) 6,977,344 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 4,358,647 warrants.

**       The calculation is based on 204,129,246 shares of HYMC Common Stock outstanding, which includes the (1) Outstanding HYMC Shares, and (ii) 4,358,647 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund.

5

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,335,991*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,335,991*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,335,991*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 204,129,246 shares of HYMC Common Stock outstanding, which includes the (1) Outstanding HYMC Shares, and (ii) 4,358,647 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund.

6

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,253,208*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,253,208*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,253,208*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects (i) 1,795,654 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 1,457,554 warrants.

**       The calculation is based on 201,228,153 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,457,554 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund.

7

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,253,208*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,253,208*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,253,208*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund.

**       The calculation is based on 201,228,153 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,457,554 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund.

8

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,576,868*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,576,868*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,868*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects shares of HYMC Common Stock issuable upon the exercise of 1,576,868 warrants.

**       The calculation is based on 201,347,467 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,576,868 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II.

9

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 568,303*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 568,303*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,303*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects shares of HYMC Common Stock issuable upon the exercise of 568,303 warrants.

**       The calculation is based on 200,338,902 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 568,303 shares issuable upon the exercise of warrants held by Mudrick Drawdown Fund II SC.

10

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,145,171*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,145,171*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,171*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

**       The calculation is based on 201,915,770 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 2,145,171 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

11

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on June 8, 2020, as amended by amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by the Reporting Persons on June 1, 2021, amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed by the Reporting Persons on June 10, 2021, amendment No. 3 (“Amendment No. 3”) to Schedule 13D filed by the Reporting Persons on November 12, 2021, amendment No. 4 (“Amendment No. 4”) to Schedule 13D filed by the Reporting Persons on March 17, 2022, amendment No. 5 (“Amendment No. 5”) to Schedule 13D filed by the Reporting Persons on December 2, 2022, amendment No. 6 (“Amendment No. 6”) to Schedule 13D filed by the Reporting Persons on December 9, 2022, and amendment No. 7 (“Amendment No. 7”) to Schedule 13D filed by the Reporting Persons on January 20, 2022, and relates to the shares of Class A common stock, par value $0.0001 per share (the “HYMC Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (formerly known as Mudrick Capital Acquisition Corporation, the “Company” or “HYMC” or, prior to the business combination as described in the Schedule 13D, “MUDS”). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since January 20, 2023 and through and including February 1, 2023, the Reporting Persons sold, in the aggregate, 2,425,835 shares of HYMC Common Stock and 147,259 warrants exercisable into 147,259 shares of HYMC Common Stock, as detailed in Annex A to this Amendment No. 8, which is incorporated herein by reference.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 8 are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of February 1, 2023, after giving effect to the transactions reported in this Amendment No. 8, assuming that the warrants beneficially owned by the Reporting Persons, are exercisable or converted, as applicable, as of such date.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 27,493,079 shares of HYMC Common Stock, including 12,545,963 shares of HYMC Common Stock issuable upon the exercise of warrants, which constitutes approximately 12.9% of the outstanding shares of HYMC Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 212,316,562 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022 (the “Outstanding HYMC Shares”), and (ii) 12,545,963 shares issuable upon the exercise of warrants directly held collectively by certain of the Mudrick Funds as described herein). The filing of this Amendment No. 8 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Mudrick Opportunity Fund and Mudrick GP may be deemed to beneficially own 6,977,344 shares of HYMC Common Stock and 4,358,647 shares of HYMC Common Stock issuable upon the exercise of 4,358,647 warrants, which represents approximately 5.6% of the outstanding shares of HYMC Common Stock (based on 204,129,246 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 4,358,647 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund).

12

Mudrick Drawdown Fund and Mudrick Drawdown Fund GP may be deemed to beneficially own 1,795,654 shares of HYMC Common Stock and 1,457,554 shares of HYMC Common Stock issuable upon the exercise of 1,457,554 warrants, which represents approximately 1.6% of the outstanding shares of HYMC Common Stock (based on 201,228,153 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,457,554 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund).

Mudrick Drawdown Fund II may be deemed to beneficially own 1,576,868 shares of HYMC Common Stock issuable upon the exercise of 1,576,868 warrants, which represents approximately 0.8% of the outstanding shares of HYMC Common Stock (based on 201,347,467 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,576,868 issuable under upon the exercise of warrants directly held by Mudrick Drawdown Fund II).

Mudrick Drawdown Fund II SC may be deemed to beneficially own 568,303 shares of HYMC Common Stock issuable upon the exercise of 568,303 warrants, which represents approximately 0.3% of the outstanding shares of HYMC Common Stock (based on 200,338,902 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 568,303 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II SC).

Mudrick Drawdown Fund II GP may be deemed to beneficially own 2,145,171 shares of HYMC Common Stock issuable upon the exercise of 2,145,171 warrants, which represents approximately 1.1% of the outstanding shares of HYMC Common Stock (based on 201,915,770 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 2,145,171 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC).

Each of Mr. Mudrick, Mudrick Capital and Mudrick Capital GP may be deemed to beneficially own an aggregate of 14,947,116 shares of HYMC Common Stock and 12,545,963 shares issuable upon the exercise of warrants, which constitutes approximately 12.9% of the outstanding shares of HYMC Common Stock (based on 212,316,562 shares of HYMC Common Stock outstanding, which includes (i) Outstanding HYMC Shares, and (ii) 12,545,963 shares issuable upon the exercise of warrants held collectively by certain of the Mudrick Funds as described herein).

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 8 shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of HYMC Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows 7 through 10 of the cover pages hereof.

(c) Since January 20, 2023 and through and including February 1, 2023, the Reporting Persons effected transactions in HYMC Common Stock and warrants as detailed in Annex A to this Amendment No. 8, which is incorporated herein by reference.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

Jason Mudrick
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member
Mudrick Capital Management, LLC
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member
Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member
Mudrick GP, LLC
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

14

Mudrick Distressed Opportunity Drawdown Fund, L.P. By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

15

Annex A

Transactions

The following table sets forth all transactions by the Reporting Persons in HYMC Common Stock and warrants since January 20, 2023 and through and including February 1, 2023.

Reporting Person	Date of Transaction	Securities Sold	Number of Securities Sold	Price Per Share / Warrant (as applicable)*	Price Range (inclusive)*
Mudrick Opportunity Fund	1/20/2023	HYMC Common Stock	156,562	$0.6288	$0.6 to $0.6488
Mudrick Drawdown Fund	1/20/2023	HYMC Common Stock	40,292	$0.6288	$0.6 to $0.6488
Mudrick Capital†	1/20/2023	HYMC Common Stock	138,539	$0.6288	$0.6 to $0.6488
Mudrick Opportunity Fund	1/23/2023	HYMC Common Stock	140,041	$0.6292	$0.6203 to $0.643
Mudrick Drawdown Fund	1/23/2023	HYMC Common Stock	36,040	$0.6292	$0.6203 to $0.643
Mudrick Capital†	1/23/2023	HYMC Common Stock	123,919	$0.6292	$0.6203 to $0.643
Mudrick Opportunity Fund	1/23/2023	Warrants	37,737	$0.061	$0.06 to $0.0611
Mudrick Drawdown Fund	1/23/2023	Warrants	14,588	$0.061	$0.06 to $0.0611
Mudrick Drawdown Fund II	1/23/2023	Warrants	2,039	$0.061	$0.06 to $0.0611
Mudrick Capital†	1/23/2023	Warrants	41,752	$0.061	$0.06 to $0.0611
Mudrick Opportunity Fund	1/24/2023	HYMC Common Stock	112,624	$0.6219	$0.62 to $0.6351
Mudrick Drawdown Fund	1/24/2023	HYMC Common Stock	28,984	$0.6219	$0.62 to $0.6351
Mudrick Capital†	1/24/2023	HYMC Common Stock	99,658	$0.6219	$0.62 to $0.6351
Mudrick Opportunity Fund	1/24/2023	Warrants	5,751	$0.0604	$0.06 to $0.0649
Mudrick Drawdown Fund	1/24/2023	Warrants	2,223	$0.0604	$0.06 to $0.0649
Mudrick Drawdown Fund II	1/24/2023	Warrants	311	$0.0604	$0.06 to $0.0649
Mudrick Capital†	1/24/2023	Warrants	6,363	$0.0604	$0.06 to $0.0649
Mudrick Opportunity Fund	1/24/2023	Warrants	1,837	$0.09	$0.09 to $0.09
Mudrick Drawdown Fund II	1/24/2023	Warrants	4,287	$0.09	$0.09 to $0.09
Mudrick Drawdown Fund II SC	1/24/2023	Warrants	1,774	$0.09	$0.09 to $0.09
Mudrick Capital†	1/24/2023	Warrants	1,290	$0.09	$0.09 to $0.09
Mudrick Opportunity Fund	1/25/2023	HYMC Common Stock	140,041	$0.6186	$0.611 to $0.6233
Mudrick Drawdown Fund	1/25/2023	HYMC Common Stock	36,040	$0.6186	$0.611 to $0.6233
Mudrick Capital†	1/25/2023	HYMC Common Stock	123,919	$0.6186	$0.611 to $0.6233
Mudrick Opportunity Fund	1/26/2023	HYMC Common Stock	22,294	$0.6117	$0.605 to $0.628
Mudrick Drawdown Fund	1/26/2023	HYMC Common Stock	5,738	$0.6117	$0.605 to $0.628
Mudrick Capital†	1/26/2023	HYMC Common Stock	19,728	$0.6117	$0.605 to $0.628
Mudrick Opportunity Fund	1/27/2023	HYMC Common Stock	72,614	$0.5736	$0.57 to $0.6
Mudrick Drawdown Fund	1/27/2023	HYMC Common Stock	18,688	$0.5736	$0.57 to $0.6
Mudrick Capital†	1/27/2023	HYMC Common Stock	64,255	$0.5736	$0.57 to $0.6
Mudrick Opportunity Fund	1/30/2023	HYMC Common Stock	140,041	$0.5763	$0.56 to $0.584
Mudrick Drawdown Fund	1/30/2023	HYMC Common Stock	36,040	$0.5763	$0.56 to $0.584
Mudrick Capital†	1/30/2023	HYMC Common Stock	123,919	$0.5763	$0.56 to $0.584
Mudrick Opportunity Fund	1/30/2023	Warrants	8,229	$0.06	$0.06 to $0.0622
Mudrick Drawdown Fund	1/30/2023	Warrants	3,181	$0.06	$0.06 to $0.0622
Mudrick Drawdown Fund II	1/30/2023	Warrants	444	$0.06	$0.06 to $0.0622
Mudrick Capital†	1/30/2023	Warrants	9,104	$0.06	$0.06 to $0.0622
Mudrick Opportunity Fund	1/31/2023	HYMC Common Stock	233,401	$0.5817	$0.57 to $0.59
Mudrick Drawdown Fund	1/31/2023	HYMC Common Stock	60,067	$0.5817	$0.57 to $0.59
Mudrick Capital†	1/31/2023	HYMC Common Stock	206,532	$0.5817	$0.57 to $0.59
Mudrick Opportunity Fund	1/31/2023	Warrants	2,493	$0.063	$0.063 to $0.063
Mudrick Drawdown Fund	1/31/2023	Warrants	964	$0.063	$0.063 to $0.063
Mudrick Drawdown Fund II	1/31/2023	Warrants	135	$0.063	$0.063 to $0.063
Mudrick Capital†	1/31/2023	Warrants	2,757	$0.063	$0.063 to $0.063
Mudrick Opportunity Fund	2/1/2023	HYMC Common Stock	114,768	$0.5945	$0.5801 to $0.6029
Mudrick Drawdown Fund	2/1/2023	HYMC Common Stock	29,536	$0.5945	$0.5801 to $0.6029
Mudrick Capital†	2/1/2023	HYMC Common Stock	101,555	$0.5945	$0.5801 to $0.6029

* The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

† On behalf of Managed Accounts.

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